FDA Clears Syneron's New Fast ST Applicator for Non-Invasive Treatment of Wrinkles

Using New Applicator With Syneron's New eLight(TM) and eMax(TM) Platforms, Physicians Can Achieve Tightening of Skin via Wrinkle Reduction With the Fastest Treatment Time on the Market

YOKNEAM, ISRAEL and TORONTO -- 03/16/2006 -- Syneron Medical Ltd. (NASDAQ: ELOS) today announced that the US Food & Drug Administration (FDA) granted a 510(k) marketing clearance to Syneron's new ST applicator for non-invasive wrinkle treatment. Using the ST applicator, the ReFirme™ procedure offers a non-invasive, less painful alternative for patients wanting to achieve skin tightening and improvement in skin laxity through wrinkle reduction on the neck, face, and other areas of the body. With a pulse repetition rate of one pulse per second, and using Syneron's elôs™ technology, the ReFirme treatment with the ST applicator is by far the fastest and most effective on the market.

"A universal complaint among patients receiving traditional skin tightening treatments was the level of discomfort during the procedure," said Robert Sleightholm, MD, a plastic surgeon at Brampton Cosmetic Surgery and Laser Clinic in Brampton, Ontario. "Because of the lower level of energies needed to power ReFirme, patients are able to achieve the skin tightening and wrinkle improvement they desire without the risks or pain historically associated with treatments, even on the forehead or on a bony prominence. Patients I have treated using the ReFirme procedure also have smoother, plumper skin and see results more quickly than other skin tightening treatments I have used."

The new ST applicator works with both the new eLight™ and the eMax™ platforms from Syneron, powered by Syneron's unique elôs (electro-optical synergy) technology. Both platforms combine electrical energy (bi-polar radio frequency) and optical energy to enable highly efficient and safe treatments for patients.

The ST applicator expands further the broad range of functions of the recently launched eLight and eMax platforms. The eLight is Syneron's new complete elôs facial treatment system. In addition to now treating wrinkles using the ST applicator, the eLight can also further rejuvenate skin by treating a patient for vascular and pigmented lesions, and acne conditions with additional applicators. The eMax is the complete elôs workstation, covering all of the capabilities of the eLight as well as providing high-speed, laser-based hair removal and treatment for leg veins.

"With eLight, physicians will be able to treat vascular, pigmented, laxity and texture problems with one system. The new ST applicator, cleared by the FDA this week, will enable doctors to offer their patients a faster wrinkle reduction treatment with less discomfort than any other product on the market," said Dominic Serafino, Syneron's American President. "Our new eMax system will also incorporate the new ST applicator and will provide our customers with a complete face and body solution to improve any patient's appearance."

About Syneron

Syneron Medical Ltd. (NASDAQ: ELOS) develops, manufactures and distributes medical aesthetic devices that are powered by elôs™, the combined-energy technology of bi-polar radio frequency and light. The Company's innovative elôs technology provides the foundation for highly effective, safe and cost-effective systems that enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including hair removal, wrinkle reduction, rejuvenating the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. Founded in 2000, the corporate, R&D and manufacturing headquarters for Syneron Medical Ltd. is located in Israel. Syneron has offices and distributors throughout the world including North American Headquarters in Canada, European Headquarters in Germany and Asia-Pacific Headquarters in Hong Kong, which provide sales, service and support. Additional information can be found at www.syneron.com.

Syneron, the Syneron logo, elôs, eLight, eMax, and ReFirme are trademarks of Syneron Medical Ltd. and may be registered in certain jurisdictions. Elôs (Electro-Optical Synergy) is a proprietary technology of Syneron Medical. All other names are the property of their respective owners.

For more information, please contact:

Domenic Serafino
President Syneron North America
905-886-9235 ext. 247
doms@syneron.com

Judith Kleinman
VP Investor Relations
011-972-909-6200
ir@syneron.com